Exhibit 11.0

REMOTE DYNAMICS, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share)

	Reorganized	Predecessor
	Company	Company
	Three Months	Three Months
	Ended November 30,	Ended November 30,
	2004	2003
Net loss applicable to common stockholders:	$(1,198)	$(3,280)

Weighted average number of shares outstanding:
Weighted average number of shares outstanding, net of treasury shares – Basic EPS	6,241	9,670
Additional weighted average shares for assumed exercise of stock options, net of shares assumed to be repurchased with exercise proceeds	—	—

Weighted average number of shares outstanding, net of treasury shares – Diluted EPS	6,241	9,670

Basic and diluted loss per common share	$(0.19)	$(0.34)

     During the above mentioned periods, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities and the number of potentially issuable shares of common stock consist of the following.

	Reorganized	Predecessor
	Company	Company (a)
	Three Months	Three Months
	Ended November 30,	Ended November 30,
	2004	2003
Restricted stock ( not vested)	525,000	—
Convertible note payable	689,655	—
Convertible series A preferred stock	2,500,000
Outstanding stock options	—	322,181
Outstanding warrants to purchase common stock	1,625,000	93,150

(a)	All equity interests in the Predecessor Company (including but not limited to warrants, stock options, and anti-dilutive rights), outstanding as of the July 2, 2004 effective date of the plan of reorganization were extinguished.